SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras acquires participation in exploratory block in Namibia

(Rio de Janeiro, May 18 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that has acquired from Chariot Oil and Gas Limited, an independent oil and gas exploration group, a 50% interest in the exploration Block 2714A, located in the offshore of southern Namibia. The two companies signed today a farm-out agreement for the block. The agreement was signed by Petrobras’ wholly-owned subsidiary Petrobras Oil and Gas B.V. and Enigma Oil and Gas Exploration Ltd, a wholly-owned subsidiary of Chariot. Enigma will retain 50% of the participation and will be the operator of the block.

Under the terms of the farm-out agreement Petrobras will pay to Enigma:

• a cash payment of US$16.04 million, comprised of a signature bonus and past costs including the reimbursement in respect of the recently acquired 3D seismic programme in block 2714A; and

• in the event of a commercial discovery, a payment of a production bonus equal to 4.75% (after royalties) of Petrobras’ share of production up to either 2 million barrels of oil equivalent or a value of US$118.0 million , whichever occurs first.

In addition, Petrobras will perform geological and geophysical studies in order to model the petroleum system of the area, with the option to withdraw from the block before drilling a well. The initial period of exploration expires in August 2010. The document signed by both companies is still subject to approval of the Minister of Mines and Energy of Namibia.

The block covers an area of approximately 5,500 square kilometers in water depths ranging from 150 to 1,500 meters. It is located in the Southwest African Coastal Basin, between Orange and Lüderitz sub-basins, at an average distance of 80 km from the coast. A 3D seismic program of 1,000 square kilometers has been concluded recently by Enigma in the block. The processing and interpretation of these data are ongoing and a further 3D seismic acquisition in block 2714A of approximately 1,500 square kilometers is scheduled to start later this year.

After completing the evaluation of the 3D seismic data, Petrobras may elect to enter a renewal period of the contract which includes a commitment to drill an exploratory well, becoming the operator therefrom.

The signature of this agreement is aligned with the strategy of Petrobras to seek opportunities in deep and ultra deep waters in West Africa, where the company already has important operations in Angola and Nigeria.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.